UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On August 28, 2026, GCL Global Holdings Ltd (the “Company”) issued a press release announcing that its Board of Directors has authorized a share repurchase program for up to $10 million of the Company’s ordinary shares over the next 12 months. Under the program, the Company may repurchase shares from time to time through open market purchases, in privately negotiated transactions, or by other means, subject to market conditions, applicable legal requirements (including pricing, volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934, as amended) and other relevant factors.

The repurchase program does not obligate the Company to repurchase any specific dollar amount or number of shares, and may be modified, suspended, or discontinued at any time without prior notice at the discretion of the Company. The Company currently expects to fund the repurchase program from available cash on hand. A copy of the press release is being furnished as Exhibit 99.1 hereto.

This current report and the exhibit hereto are incorporated by reference in (i) the Company’s registration statement on Form F-3 (File No. 333-290032) and shall be deemed to be a part thereof and any prospectus supplements or amendments thereto, from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished; and (ii) the Company’s registration statement on Form F-3 (File No. 333-286361) and shall be deemed to be a part thereof and any prospectus supplements or amendments thereto, from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Press release dated August 28, 2026.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 28, 2026

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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